

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 12, 2017

Via E-mail
Anthony V. Cosentino
Executive Vice President and Chief Financial Officer
SB Financial Group, Inc.
401 Clinton Street
Defiance, OH 43512

**Re: SB Financial Group, Inc.
Registration Statement on Form S-3
Filed April 7, 2017
File No. 333-217206**

Dear Mr. Cosentino:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Erin F. Siegfried, Esq.